UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

21688 Gateway Center Drive, Suite 300

Diamond Bar , CA 91765

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Changes to the Board of Directors

On February 2, 2026, Brian Burns, Jr. was appointed to the Board of Directors (the “Board”) of Newegg Commerce, Inc. (the “Company” or “Newegg”). Mr. Burns was nominated to serve on the Board by Vladimir Galkin, who is a significant shareholder of Newegg. Mr. Burns’ nomination was approved unanimously by the Board. To the Company’s knowledge, there is no agreement or arrangement between Mr. Galkin, Mr. Burns, or any other person relating to Mr. Burns’ appointment to the Board. However, procedurally, Mr. Burns is one of four Board appointees that Digital Grid (Hong Kong) Technology Co., Limited, is entitled to make to the Board pursuant to Article 8.1(ii) of the Company’s Amended and Restated Memorandum and Articles of Association.

Mr. Burns, age 61, is currently the Chief Financial Officer of HUBX, LLC, a company that operates a business-to-business marketplace for consumer electronics. From January 2001 to June 2015, Mr. Burns served as President of BF Enterprises, Inc., which was a NASDAQ-listed, asset holding company for real estate investments and developments and public and private companies. From November 1998 to December 2000, Mr. Burns served as Vice President of Gateway Advisors, Inc., a private investment and management firm where he served as a director and executive officer for Gateway’s portfolio companies. Mr. Burns holds a bachelor’s degree in Economics and English from Boston College, and a J.D. and MBA from the University of San Francisco. Newegg believes that Mr. Burns will add valuable perspective to the Board from his experience working with consumer electronics marketplaces, finance and investment management, and Newegg’s major shareholders.

Mr. Burns assumes the Board seat previously occupied by Ms. Yingmei Yang. Ms. Yang’s replacement on the Board was not due to any disagreement with the Company on any matter relating to the Company’s operations, policies or practices. The Company thanks Ms. Yang for her service on the Board.

Incorporation by Reference

The information contained in this Report on Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statements on Form S-8 (File Nos. 333-267842 and 333-259485) and to be a part thereof from the date on which this Report on Form 6-K is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

	By:	/s/ Anthony Chow
February 4, 2026		Anthony Chow
Chief Executive Officer

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